



SECURIT. 04004067 IISSION

Washington, D.C.

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-___ |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 AND ENDING 12/31/03

MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sage, Rutty & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

1621 Jefferson Road

(No. and Street)

| Rochester | New York | 14623 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Burke (585) 232-3760

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

| 1100 Bausch & Lomb Place | Rochester | New York | 14604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING

MAR 03 2004

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _James P. Burke_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Sage, Rutty & Co., Inc._ , as

of _December 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_James P. Burke_

Signature

_VP Finance_

Title

WAYNE F. HOLLY
Notary Public, State of New York
MONROE COUNTY
Commission Expires Feb. 28, 20_06_

_Wayne F Holly_

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Accountants on Internal Control Structure Required by SEC

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Rule 17a-5 (under separate cover).

# Sage, Rutty & Co., Inc.
**Financial Statements**
**December 31, 2003 and 2002**

# Sage, Rutty & Co., Inc.
## Contents
### December 31, 2003 and 2002

# PRICEWATERHOUSECOOPERS 🔲

**PricewaterhouseCoopers LLP**
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

## Report of Independent Auditors

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*PricewaterhouseCoopers LLP*

January 16, 2004

1

# Sage, Rutty & Co., Inc.
## Statements of Financial Condition
## December 31, 2003 and 2002

|  | 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Cash | $ 809,844 | $ 1,241,908 |
| Firm margin deposit | 234,511 | 263,058 |
| Receivable from brokers and dealers | 204,708 | 177,337 |
| Securities in Firm account, at market | 2,764,327 | 2,384,713 |
| Deposits and other assets | 272,648 | 277,493 |
| Fixed assets, less accumulated depreciation | 188,488 | 248,789 |
| Total assets | $ 4,474,526 | $ 4,593,298 |
| **Liabilities and Shareholders' Equity** | | |
| Liabilities | | |
| Payable to brokers and dealers | $ 1,137,483 | $ 1,624,623 |
| Accrued compensation and related taxes | 139,817 | 99,373 |
| Accrued profit sharing | 40,000 | 60,000 |
| Dividends Payable | - | 66,800 |
| Other liabilities | 5,000 | 5,000 |
| Income taxes payable | 21,753 | 38,140 |
| Deferred tax liability, net | 96,930 | 43,820 |
| Total liabilities | 1,440,983 | 1,937,756 |
| Shareholders' equity | | |
| Common stock - no par value; authorized 1,000 shares; | | |
| 820 shares issued | 261,743 | 261,743 |
| Retained earnings | 3,777,633 | 3,399,632 |
|  | 4,039,376 | 3,661,375 |
| Less: Treasury stock, at cost, 172 shares | (1,005,833) | (1,005,833) |
| Total shareholders' equity | 3,033,543 | 2,655,542 |
| Total liabilities and shareholders' equity | $ 4,474,526 | $ 4,593,298 |

The accompanying notes are an integral part of these financial statements.

# Sage, Rutty & Co., Inc.
## Statements of Income
### Years Ended December 31, 2003 and 2002

|  | 2003 | 2002 |
|---|---|---|
| **Revenues** | | |
| Income on securities transactions | $ 1,078,504 | $ 878,464 |
| Commissions and fees | 4,779,123 | 5,145,534 |
| Interest and dividends | 88,285 | 154,586 |
| Other income | 20,283 | 51,914 |
|  | 5,966,195 | 6,230,498 |
| **Expenses** | | |
| Employee compensation, payroll taxes and benefits | 3,918,249 | 4,360,863 |
| Securities clearing expense | 171,488 | 199,636 |
| Communications | 351,635 | 366,501 |
| Occupancy | 451,095 | 465,954 |
| Interest | 31,982 | 38,540 |
| Other operating expenses | 513,429 | 462,682 |
|  | 5,437,878 | 5,894,176 |
| Income before provision for income taxes | 528,317 | 336,322 |
| Provision for income taxes | 150,316 | 95,275 |
| Net income | $ 378,001 | $ 241,047 |

The accompanying notes are an integral part of these financial statements.

# Sage, Rutty & Co., Inc.
## Statements of Changes in Shareholders' Equity
## Years Ended December 31, 2003 and 2002

|  | Common Stock | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|
| **Balance, December 31, 2001** | $ 261,743 | $ 3,292,185 | $(1,005,833) | $ 2,548,095 |
| Net income | - | 241,047 | - | 241,047 |
| Dividends on common stock ($200 per share) | - | (133,600) | - | (133,600) |
| **Balance, December 31, 2002** | 261,743 | 3,399,632 | (1,005,833) | 2,655,542 |
| Net income | - | 378,001 | - | 378,001 |
| **Balance, December 31, 2003** | $ 261,743 | $ 3,777,633 | $(1,005,833) | $ 3,033,543 |

The accompanying notes are an integral part of these financial statements.

# Sage, Rutty & Co., Inc.
## Statements of Cash Flows
## Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 378,001 | $ 241,047 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | 69,535 | 97,775 |
| Deferred income taxes | 53,110 | 13,620 |
| Unrealized gain on secruities, net | (302,700) | (231,234) |
| Realized loss on investments | - | 142,468 |
| (Increase) decrease in operating assets | | |
| Firm margin deposit | 28,547 | 422,368 |
| Receivable from brokers and dealers | (27,371) | 23,645 |
| Deposits and other assets | 4,845 | 49,405 |
| Increase (decrease) in operating liabilities | | |
| Payable to brokers and dealers | (487,140) | (413,060) |
| Accrued compensation and related payroll taxes | 40,444 | (66,999) |
| Accrued profit sharing plan | (20,000) | 15,000 |
| Income taxes currently payable | (16,387) | 38,140 |
| Other liabilities | - | 5,000 |
| Total adjustments | (657,117) | 96,128 |
| Net cash provided by operating activities | (279,116) | 337,175 |
| **Cash flows from investing activities** | | |
| Net purchase of securities in Firm account | (76,915) | 353,784 |
| Capital expenditures | (9,233) | (44,402) |
| Net cash provided by (used in) investing activities | (86,148) | 309,382 |
| **Cash flows from financing activities** | | |
| Dividends paid | - | (133,600) |
| Decrease in accrued dividends payable | (66,800) | - |
| Net cash used in financing activities | (66,800) | (133,600) |
| Net increase in cash | (432,064) | 512,957 |
| **Cash** | | |
| Beginning of year | 1,241,908 | 728,951 |
| End of year | $ 809,844 | $ 1,241,908 |
| **Supplemental disclosures of cash flow information** | | |
| Cash paid during the year for interest | $ 31,982 | $ 38,540 |
| Cash paid during the year for income taxes | 113,593 | - |
| **Supplemental disclosures of noncash financing activities** | | |
| Dividends declared but not paid | - | 66,800 |

The accompanying notes are an integral part of these financial statements.

# Sage, Rutty & Co., Inc.
## Notes to Financial Statements
## Years Ended December 31, 2003 and 2002

1. **The Company**

   The Company is a Securities Broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange Member Firm, on a fully disclosed basis.

2. **Summary of Significant Accounting Policies**

   **Method of Income Recognition**
   Security transactions are recorded on a settlement date basis which is not materially different from trade date accounting, as required by accounting principles generally accepted in the United States of America. Commission income and expenses are reflected in the financial statements as of the settlement date. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

   **Statement of Cash Flows**
   The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

   **Securities in Firm Account**
   Securities in trading and investment accounts are valued at market and unrealized gains or losses are recorded as income or loss. Unrealized gain in 2003 and 2002 amounted to $ 302,700 and $231,234, respectively.

   The Company's trading securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $234,511 and $263,058 at December 31, 2003 and 2002, respectively.

   **Fixed Assets**
   Fixed assets are carried at cost less accumulated depreciation. The Company has adopted accelerated methods of calculating depreciation for all assets using estimated useful lives of five to ten years. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

   **Income Taxes**
   The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

   **Use of Estimates**
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Securities in Firm Account**

Securities in Firm account are comprised of the following:

|  | 2003 | | 2002 | |
|---|---|---|---|---|
|  | Market | Cost | Market | Cost |
| Bonds | $ 1,127,605 | 1,115,713 | $ 1,607,877 | $ 1,602,853 |
| Common stocks | 1,636,722 | 924,985 | 776,836 | 360,931 |
|  | $ 2,764,327 | $ 2,040,698 | $ 2,384,713 | $ 1,963,784 |

4. **Fixed Assets**

The Company's fixed assets are comprised of the following:

|  | 2003 | 2002 |
|---|---|---|
| Leasehold improvements | $ 366,415 | $ 366,415 |
| Furniture and equipment | 122,009 | 127,871 |
| Transportation vehicles | 37,463 | 37,463 |
|  | 525,887 | 531,749 |
| Less: Accumulated depreciation | (337,399) | (282,960) |
|  | $ 188,488 | $ 248,789 |

Depreciation expense charged to operations for the years ended December 31, 2003 and 2002 amounted to $69,535 and $97,775, respectively. At December 31, 2003 and 2002, all cost and accumulated depreciation attributable to fully depreciated fixed assets were written off.

5. **Employee Benefit Plans**

The Company has a profit sharing plan, qualified under the Internal Revenue Code, covering all full-time employees with one year of service. Subject to certain limitations, the Company may make annual contributions to the plan of up to 15 percent of salaries paid to individuals participating in the plan. Distributions are made to participants or their beneficiaries upon retirement, death, permanent disability or other termination of employment, but are subject to forfeiture under certain conditions. The expense for the plan for the years ended December 31, 2003 and 2002 amounted to $40,000 and $60,000, respectively.

The Company has established a contributory defined contribution 401(k) plan which covers substantially all employees. Under this plan, eligible employees are allowed to contribute up to 100 percent of their pay (subject to annual legal limitations).

6. **Income Taxes**

The provision for income tax expense for the years ended December 31 consists of the following:

|  | 2003 | 2002 |
|---|---|---|
| Current: | | |
| Federal income taxes | $ 76,074 | $ 61,921 |
| State income taxes | 21,132 | 19,730 |
|  | 97,206 | 81,651 |
| Deferred | 53,110 | 13,624 |
|  | $ 150,316 | $ 95,275 |

The deferred income tax expense for 2003 and 2002 results from the impact of temporary differences between assets and liabilities for financial reporting purposes and the balances for tax purposes.

The components of the deferred tax assets and (liabilities) as of December 31 consists of the following:

|  | 2003 | 2002 |
|---|---|---|
| Depreciation | $ 78,517 | $ 63,510 |
| Realized carry over of capital loss | 56,988 | - |
| Unrealized investment gain, net | (232,435) | (107,330) |
|  | $ (96,930) | $ (43,820) |

The effective tax rate is different from the federal statutory rate of 34 percent due principally to tax exempt income of approximately $97,000 and $44,000 in 2003 and 2002, respectively, as well as state taxes, net of federal tax benefits.

7. **Line of Credit**

The Company has a line of credit with a commercial bank. The line is collateralized by substantially all of the Company's assets and bears interest at the bank's prime rate. The agreement allows the Company to borrow up to $750,000. The line of credit was unused as of December 31, 2003 and 2002.

8. **Lease Commitment**

The Company operates under a lease agreement expiring August 31, 2009. Under the agreement, the Company will pay $140,000 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

# Sage, Rutty & Co., Inc.
## Notes to Financial Statements
## Years Ended December 31, 2003 and 2002

9. **Financial Instruments with Off-Balance Sheet Credit Risk**

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

10. **Net Capital Requirements**

The Company is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2003, the Company has net capital (as defined) of $2,427,866 of which $2,177,866 excess of its required net capital of $250,000. The Company's net capital ratio was .09 to 1.

# Sage, Rutty & Co., Inc.
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
### Year Ended December 31, 2003 — Schedule I

|  |  |  |  |
|---|---|---|---|
| 1. | Total ownership equity | | $ 3,033,543 |
| 2. | Deduct: Ownership equity not allowable for net capital | | - |
| 3. | Total ownership equity qualified for net capital | | 3,033,543 |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | $ - | |
| | B. Other (deductions) or allowable credits | - | - |
| 5. | Total capital and allowable subordinated liabilities | | 3,033,543 |
| 6. | Deductions and/or charges: | | |
| | A. Total non-allowable assets from Statement of Financial Condition: | 360,902 | |
| |   1. Additional charges for customers' and non-customers' security accounts | - | |
| |   2. Additional charges to customers' and non-customers' commodity accounts | - | |
| | B. Aged fail-to-deliver: | | |
| |   1. Number of items | - | |
| | C. Aged short security differences | - | |
| | D. Secured demand note deficiency | - | |
| | E. Commodity futures contracts and spot commodities | - | |
| | F. Other deductions and/or charges | - | (360,902) |
| | G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) | | - |
| 7. | Other additions and/or allowable credits | | - |
| 8. | Net capital before haircuts on securities positions | | 2,672,641 |
| 9. | Haircuts on securities: | | |
| | A. Contractual securities commitments | | |
| | B. Subordinated securities borrowings | | |
| | C. Trading and investment securities: | | |
| |   1. Bankers' acceptances, certificates of deposit and commercial paper | | |
| |   2. U.S. and Canadian Government obligations | 55,228 | |
| |   3. State and Municipal Government obligations | | |
| |   4. Corporate obligations | | |
| |   5. Stocks and warrants | 153,527 | |
| |   6. Options | | |
| |   7. Arbitrage | | |
| |   8. Other securities | | |
| | D. Undue concentration | 36,020 | |
| | E. Other | | (244,775) |
| 10. | Net capital | | $ 2,427,866 |

# Sage, Rutty & Co., Inc.
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
### Year Ended December 31, 2003                         Schedule I

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | | $ 13,771 |
| 12. Minimum dollar net capital requirement of reporting broker and dealer | | 250,000 |
| 13. Net capital requirement (greater of line 11 or 12) | | 250,000 |
| 14. Excess net capital (line 10 less line 13) | | 2,177,866 |
| 15. Excess net capital at 1,000% (line 10 less 10% of line 19) | | $ 2,407,209 |
| 16. Total A.I. liabilities from Statement of Financial Condition | | $ 206,571 |
| 17. Add: | | |
| A Drafts for immediate credit | $ - | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | - | |
| C. Other unrecorded amounts (list) | - | |
| 18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts | - | - |
| 19. Total aggregate indebtedness | | $ 206,571 |
| 20. Percentage of aggregate indebtedness to net capital | | 8.5% |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

Differences between this computation of net capital and the corresponding computation prepared by Sage, Rutty & Co., Inc. and included in the Company's unaudited Part IIA FOCUS IIA Report filing as of the same date, consisted of the following:

| | |
|---|---|
| Excess net capital per the Company's FOCUS Report (unaudited) | $ 1,883,050 |
| Adjustments made to income and expense accounts which increase ownership equity | 41,359 |
| Decrease in non-allowable assets deducted | 253,457 |
| Excess net capital per this computation | $ 2,177,866 |

**Sage, Rutty & Co., Inc.**
**Computation for Determination of Reserve and Information for**
**Possession or Control Requirements**
**For the Year Ended December 31, 2002**                    **Schedule II**

**Exemption Under SEC Rule 15c3-3 Section (k)(2)(ii) Has Been Claimed**

The Company promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.